                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)


           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                CAPTARIS, INC.
                      (Name of Subject Company (Issuer))

                                CAPTARIS, INC.
                     (Names of Filing Persons (Offerors))

  Options Issued Under the Captaris, Inc. 1989 Restated Stock Option Plan to
   Purchase Common Stock, Par Value $.01 Per Share, With An Exercise Price
                         Greater Than $10.00 Per Share
                        (Title of Class of Securities)

                                  002420-10-7
                     (CUSIP Number of Class of Securities)
                              (Underlying Class)

                              Jeffrey B. deCillia
        Executive Vice President, Chief Financial Officer and Secretary
                                Captaris, Inc.
                             11410 N.E. 122nd Way
                          Kirkland, Washington 98034
                                (425) 820-6000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notice and Communications on Behalf of Filing Persons)



                                   Copy to:
                                  Andrew Bor
                                Andrew B. Moore
                               Perkins Coie LLP
                         1201 Third Avenue, 48th Floor
                          Seattle, Washington  98101
                                (206) 583-8888

                                 June 12, 2001

                           CALCULATION OF FILING FEE

          Transaction Valuation*        Amount of Filing Fee
          $8,282,817                    $1,656.56

     *For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 3,585,635 shares of common stock, par value $.01 per share of Captaris, Inc., having an aggregate "fair" value of $8,282,817 as of June 7, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A      Form or Registration No.:  N/A

          Filing Party:  N/A                Date Filed:  N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender-offer subject to Rule 13e-4.

     [_]  going private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 12, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the issuer is Captaris, Inc., a Washington Corporation (the "Company"), and the address of its principal executive office is 11410 N.E. 122nd Way, Kirkland, Washington 98034, (425) 820-6000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Captaris, Inc.") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO (this "Schedule TO"), relates to an offer by the Company to exchange all options held by current U.S. employees and officers of the Company (except certain of our employees who, as of April 18, 2001, were former officers of Captaris are not eligible to participate in this offer) or its subsidiaries which are outstanding under the Company's 1989 Restated Stock Option Plan ("1989 Plan") to purchase shares of our common stock, par value $.01, for new options that will be granted under either the 1989 Plan or the Captaris 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan" and together with the 1989 Plan the "Stock Plans"), upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 7 (Price Range of Common Stock Underlying the Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Making an Election and Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     (a) Not applicable

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Not applicable

ITEM 10. FINANCIAL INFORMATION.

     The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Captaris, Inc."), Section 16 ("Additional Information"), Section 17 ("Forward Looking Statements; Miscellaneous") and the financial information included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, particularly pages 12 through 16 and 23 through 39 and the Company's Form 10-Q for the fiscal quarter ended March 31, 2001, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)         Offer to Exchange dated June 12, 2001.

(a)(2)         Form of Election Form.

(a)(3)         Form of Letter to Eligible Option Holders Regarding Offer.

(a)(4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(5)         E-mail Communication to Captaris, Inc. Employees, dated June 12,
               2001.

(a)(6)         Press Release by Captaris, Inc. dated June 12, 2001.

(b)            Not applicable.

(d)(1)         Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan.
               Filed as Exhibit 10.17 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(2) Captaris, Inc. Restated 1989 Stock Option Plan (as restated on March 20, 2000). Filed as Exhibit 99.4 to the Company's Registration Statement on Form S-8 of AVT Corporation, File No. 333-38570 and incorporated herein by reference.

(d)(3)         Form of Option Agreement.

(d)(4) Form of Warrant, dated January 3, 1997, issued by Applied Voice Technology, Inc. to shareholders of Telecom Technologies, Inc. Filed as exhibit 4.1 to the Company's Current Report on Form 8-K dated January 3, 1997, File No. 0-25186 and incorporated herein by reference.

(d)(5) Agreement and Plan of Merger among AVT Corporation, Raven Acquisition Corp., Infinite Technologies, Inc. and the stockholders of Infinite, dated as of January 3, 2001. Filed as
               Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2001, File No. 0-25186 and incorporated herein by reference.

(d)(6) Nonqualified Stock Option Letter Agreement, dated November 15, 2000 between AVT Corporation and David Anastasi. Filed as
               Exhibit 10.19 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(7) Nonqualified Stock Option Letter Agreement, dated December 14, 2000 between AVT Corporation and Tom Ryan. Filed as Exhibit
               10.20 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(g)            Not applicable.

(h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 2001

                                   CAPTARIS, INC.



                         By:       /s/ JEFFREY B. DECILLIA
                             ----------------------------------------
                             Jeffrey B. deCillia
                             Executive Vice President, Chief Financial Officer and Secretary

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
------         ------------

(a)(1)         Offer to Exchange dated June 12, 2001.

(a)(2)         Form of Election Form.

(a)(3)         Form of Letter to Eligible Option Holders Regarding Offer.

(a)(4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(5)         E-mail Communication to Captaris, Inc. Employees, dated June 12,
               2001.

(a)(6)         Press Release by Captaris, Inc. dated June 12, 2001.

(d)(1)         Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan.
               Filed as Exhibit 10.17 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(2) Captaris, Inc. Restated 1989 Stock Option Plan (as restated on March 20, 2000). Filed as Exhibit 99.4 to the Company's Registration Statement on Form S-8 of AVT Corporation, File No. 333-38570 and incorporated herein by reference.

(d)(3)         Form of Option Agreement.

(d)(4) Form of Warrant, dated January 3, 1997, issued by Applied Voice Technology, Inc. to shareholders of Telecom Technologies, Inc. Filed as exhibit 4.1 to the Company's Current Report on Form 8-K dated January 3, 1997, File No. 0-25186 and incorporated herein by reference.

(d)(5) Agreement and Plan of Merger among AVT Corporation, Raven Acquisition Corp., Infinite Technologies, Inc. and the stockholders of Infinite, dated as of January 3, 2001. Filed as
               Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2001, File No. 0-25186 and incorporated herein by reference.

(d)(6) Nonqualified Stock Option Letter Agreement, dated November 15, 2000 between AVT Corporation and David Anastasi. Filed as
               Exhibit 10.19 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(7) Nonqualified Stock Option Letter Agreement, dated December 14, 2000 between AVT Corporation and Tom Ryan. Filed as Exhibit
               10.20 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.